                                   FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO
           SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                    STEROIDOGENESIS INHIBITORS INTERNATIONAL
             (Exact name of registrant as specified in its charter)

                                     Nevada
                            (State of Incorporation)

                                 [ Applied For ]
                      (IRS Employer Identification Number)

         101 Convention Center Drive, Suite 310, Las Vegas, Nevada 89109
                    (Address of Principal Executive Offices)

                                 (702) 734-6413
              (Registrant's Telephone Number, Including Area Code)

        Securities to be Registered Pursuant to Section 12(b)of the Act:

                      Title of each class to be registered
                                      NONE

              Name of each exchange on each class to be registered
                                 NOT APPLICABLE

      Securities to be Registered Pursuant to Section 12(g)(1) of the Act:
                     Common Stock, $.001 par value per share
                                (Title of Class)



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                    STEROIDOGENESIS INHIBITORS INTERNATIONAL

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                                Table of Contents

                                     Part I

Item 1.  Description of Business............................................4

Item 2.  Management's Discussion and Analysis
                  or Plan of Operation.....................................14

Item 3.  Description of Property...........................................16

Item 4.  Security Ownership of Certain Beneficial
                  Owners and Management....................................17

Item 5.  Directors, Executive Officers, Promoters
                  and Control Persons......................................19

Item 6.  Executive Compensation............................................22

Item 7.  Certain Relationships and Related Transactions....................24

Item 8.  Description of Securities.........................................25

                                     Part II

Item 1.  Market Price of and Dividends on the Registrant's
                  Common Equity and Other Shareholder Matters..............28

Item 2.  Legal Proceedings.................................................29

Item 3.  Changes in and Disagreements with Accountants.....................29

Item 4.  Recent Sales of Unregistered Securities...........................29

Item 5.  Indemnification of Directors and Officers.........................30


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                                    Part F/S


Financial Statements.......................................................34

                                    Part III

Item 1.  Index to Exhibits.................................................35

Item 2.  Description of Exhibits...........................................35

Signatures.................................................................36




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         This Registration Statement contains certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Registrant intends that such forward looking statements be subject to the safe harbors created thereby. These forward looking statements include statements regarding (i) the Registrant's research and development plans, marketing plans, capital and operations expenditures, and results of operations; (ii) potential financing arrangements; (iii) potential utility and acceptance of the Registrant's existing and proposed products; and (iv) the need for, and availability of, additional financing.

         The forward-looking statements included herein are based on current expectations and involve a number of risks and uncertainties. These forward looking statements are based on assumptions regarding the Registrant's business which involve judgments with respect to, among other things, future economic and competitive conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Registrant. Although the Registrant believes that the assumptions underlying the forward looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, actual results may differ materially from those set forth in the forward looking statements. In light of the significant uncertainties inherent in the forward looking information contained herein, the Registrant or any other person that the objectives or plans of the Registrant will be achieved should not regard the inclusion of such information as any representation.

                                     PART I

Item 1.  Description of Business

History and Development of the Company

         Steroidogenesis Inhibitors International (the "Company") was originally incorporated as Webx Media, Inc., in the state of Nevada on March 26, 1996. The Company was originally organized to engage in the business of providing entrepreneurs and small business owners with a presence on the Internet. The Company was not successful in launching its business and did not engage in any business activity until its combination with Steroidogenesis Inhibitors, Inc., as described in the next paragraph.

         On October 21, 1997, the Company entered an agreement to acquire up to 100% but no less than 86% of the issued and outstanding shares of Steroidogenesis Inhibitors, Inc., a Nevada corporation ("SI, Inc.") organized on September 2, 1994. In connection with the agreement, the Company issued an additional 4,497,000 restricted shares to effect a share exchange with the shareholders of Steroidogenesis Inhibitors, Inc. and acquired 88.51% of the common stock of SI, Inc.


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         The Company changed its name to Steroidogenesis Inhibitors
International ("SII") on November 6, 1997, and control of the Company changed as the result of the reorganization, issuance of shares and the appointment of new officers and directors of the Company. The Company then focused its plan of operations on the business of developing a new class of pharmaceuticals called cortisol modulators or steroidogenesis inhibitors, which can be used to treat AIDS and other high-cortisol life-threatening diseases.

         The Company is a researcher and developer of pharmaceuticals for the treatment of conditions and diseases where elevated levels of the stress hormone cortisol play a significant role in destroying the immune system. The Company has developed a proprietary drug Anticort(R), based upon a high dose of a stabilized and complex form of procaine hydrochloride ("HCL"). Patients suffering from AIDS, HIV and other serious diseases such as Alzheimer's, Parkinson's and Cushing's have increased levels of cortisol, a powerful immuno-suppressive hormone. Anticort(R) has been shown to return levels of cortisol to normal when tested in clinical research settings. While not a cure for AIDS, the Company believes that Anticort(R) is a life extender. The Company plans to manufacture Anticort(R) itself and market it through one or more licensees, wholesalers and pharmacies.

Background of Anti Cortisols

         The Company will focus on completing testing and marketing of its Anticort(R) product which addresses the HIV market. Its potential action is in improving the immune system. To understand the additional markets addressed by the Company's products, it is essential to understand the foundational component upon which the Company's products and technologies are based: a hormone called cortisol.

         Cortisol (hydrocortisone) is a hormone manufactured by the cortex, the outer layer of the adrenal gland, located on top of the kidneys. It is the dominant hormone of a group of hormones called glycocorticosteroids. In order to manufacture cortisol the adrenal gland requires as a material the exogenous cholesterol, i.e., provided by outside foods. Such cholesterol is needed for cortisol production. Cholesterol is provided 80% by the intake of fatty foods (exogenous cholesterol) and 20% by the human body through its own internal manufacturing process (endogenous cholesterol).

         A substantial reduction in the intake of exogenous cholesterol can drastically limit the capacity of the adrenal glands to manufacture cortisol, thus depriving many diseases (from diabetes to arteriosclerosis) of their building material. These, as well as many other diseases which result from high levels of cortisol, will regress on low fat diets. This might explain the success, and sometimes impressive success, of certain low-fat diet programs. However, cholesterol also performs vital functions in the human body, including the manufacturing of sex hormones. Thus, a reduction in the intake of cholesterol is desirable, but might affect other vital functions of the body.



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         Cortisol production varies with its circadian rhythm during a 24-hour period. At 8:00 a.m., it is about 20 ug/dl to help the individual meet the challenges of the day. When the typical business day has come to an end at about 5:00 p.m., the level drops to about 7 ug/dl and by midnight, it is down to 2 ug/dl. It is estimated that the total amount of cortisol produced by the human body, under normal conditions, is about 20 mg over a 24-hour period.

         Cortisol is present in the blood as either "total cortisol" or as "free cortisol," total cortisol being the one routinely measured. Disturbances in the circadian rhythm of cortisol levels can cause the appearance of a variety of conditions: (1) insomnia, when cortisol levels are elevated during late evening and early morning hours; (2) jet lag, when traveling long hours on a plane; (3) Space Adaptation Syndrome, when encountered in orbital capsules or in space programs; and (4) stress diseases.

         Cortisol is a vital hormone which helps the human body cope with stress. When needed, the body responds by increasing the levels of adrenaline and other hormones in the blood, and by mobilizing large amounts of glucose and other anti-stress factors to provide the energy and zest needed in conditions that require instant action (i.e., fight or flight). Once the stressful situation is over, the level of cortisol returns to normal. But, if the stressful situation is continuous over an extended period of time, or is relatively permanent as in a stressful job, the level of cortisol remains elevated and does not return to normal. It is under these conditions that cortisol, a necessary and vital hormone during times of crises, becomes a most destructive force in the human body. Elevated cortisol can destroy practically every cell, tissue and organ in the human body, resulting in the so-called "stress diseases."

         The location and the natures of these "stress diseases," whether in the skin (acne, psoriasis, eczema, scleroderma or aging), in the stomach (ulcers), pancreas (diabetes), heart (myocardial infarction), or brain (strokes), will be governed by two factors: the hereditary makeup of the individual and the environmental stress to which the individual is exposed (for example, job, family, or finances).

The Product

         Anticort(R) is a proprietary drug based upon a high dose of stabilized and complex form of procaine hydrochloride ("HCL") better known as a local anesthetic. In addition to being a local anesthetic, procaine HCL has other pharmacological capabilities that are becoming better known including:

         1. Procaine is a monoamine oxidase inhibitor ("MAOI") of the type A and B, thus being an anti-depressant, but totally different from other antidepressants and almost totally devoid of side effects.


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         2. Procaine has anti-cortisol/Steroidogenesis inhibitory
         activity at two levels of the hypopothalamus, pituitary and adrenal gland ("HPA") axis.

         3. Procaine increases the production of the corticotropin-releasing hormone ("CRH") and is at the top of drugs recommended by a team from the United States National Institute of Health ("NIH") for the treatment of atypical depression, auto-immune diseases, Alzheimer's and chronic fatigue syndrome.

         4. The Company has initial indications that Anticort(R) has substantial anti-apoptosis activity, with cortisol by itself being capable of inducing apoptosis. Apoptosis is a process by which immune cells commit suicide, en masse, following silent orders sent out by, among other, viruses such as HIV, cancers of ll types and by cortisol. Scientists all over the world are now looking for anti-apoptosis drugs--one of the hottest items in contemporary medicine.

         Anticort(R) has been used in small clinical pilot studies involving high cortisol diseases, such as AIDS, viral hepatitis B and C, aging and Alzheimer's with immediate positive results. However, for reasons of strategy, the Company is focusing its attention on AIDS, the most visible infectious, high-cortisol disease presently known.

         The compelling case for the effectiveness of Anticort(R) is based upon recent findings which will likely alter the course of AIDS research in the United States. These findings indicate that the HIV virus, itself, is capable of damaging only a very small fraction of the immune system. However, HIV has the uncanny ability to stimulate an increase in the level of cortisol a powerful immuno-suppressor hormone which is manufactured by the adrenal gland cortex. It is the hypothesis of the Company's president, Dr. Alfred Sapse, and recently of other scientists, that cortisol is the main culprit which causes most of the immune system damage in AIDS patients and not the AIDS virus itself

         The Company has developed a capsule-form product called Anticort(R) which has been tested on a limited basis in clinical research settings and shown to return the level of cortisol previously elevated to more normal levels. Anticort(R) is not a cure for AIDS but has the potential to improve an immune system previously damaged by cortisol, thus becoming a life extender and eventually returning the patient to a more normal productive life.

         The Company believes that should Anticort(R) be proven successful, as preliminary results seem to indicate in this condition, then it would add substantial credibility to the Company's next target markets: Alzheimer's, Parkinson's, Cushing's and depression. Of course, as this material describes under the caption "Clinical Studies," below, the Company's Anticort(R) product remains subject to substantial clinical study programs and requirements, including those imposed by the United States Food and Drug Administration, and the Company cannot provide any assurance that these tests will ultimately be proven successful or that the Company's Anticort(R) product will be commercially marketable.


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Patents and Trademarks

         In 1997 and in exchange for $108,968, Cortisol Medical Research, Inc., an anticortisol research and development company founded by the Company's President, Dr. Sapse, in 1982, has assigned all patents pending or to be filed relating to Anticort(R) to SI, Inc., the Company's subsidiary. The Company has filed an application for, and was issued, a U.S. Trademark for the name "Anticort(R)" on July 28, 1998. Dr. Sapse has applied for two United States Patents for his "Circadian Rhythm Cortisol Chart and Methods of Use Thereof," and has assigned his rights in this application to the Company. He has also filed an application for a United States patent for "Composition of Anti-HIV Drugs and Anti-Cortisol Compounds and Method for Decreasing the Side Effects of Anti-HIV Drugs in a Human," and has assigned his rights in this application to the Company. The second patent application relates to the use of Anticort(R) by individuals infected with HIV in order to decrease the side effects of anti-HIV drug therapy. Among the protections which the Company believes would be available to it upon the filing of patent applications and issuance of appropriate patents would be a patent relating to the method of manufacturing the Company's Anticort(R) product, which method the Company believes is currently protected as a trade secret. Dr. Sapse may also prepare and file applications for additional patents, although neither he nor the Company can anticipate when such applications, if any, may be filed or whether the Company will be granted any additional protection for its intellectual property in the United States or in other countries.

         While the Company and its management believe that the Company has protected certain of its intellectual property rights, and upon the filing of additional patent applications through Dr. Sapse will further strengthen the protection of its intellectual property, the Company cannot assure any existing or prospective owner of its securities that such protections will be a safeguard in all circumstances against the duplication of the Company's product. The Company cannot provide any assurance that any patents which may be issued will not be challenged, invalidated or circumvented, or that any rights granted to the Company under those patents will provide proprietary protection or competitive advantages to the Company. Also, the Company has relied, and will continue to rely, on trade secrets to protect its technology, especially where patent protection has not been applied for or may not be appropriate or obtainable. The Company has protected its proprietary technology and processes in part by confidentiality agreements with its employees, consultants and certain contractors. However, these agreements could be breached or, in any event, the Company's trade secrets could otherwise become known or independently discovered by competitors, as to which the Company may have no intellectual property protection.





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

Markets for Anticort(R)

         The Company's products based on Anticort(R) can be applied to many different worldwide markets. Initially the Company will focus on the use of Anticort(R) in HIV+ patients. It was estimated in 1997 that 14 million people worldwide are infected with HIV and this number is projected to reach 100 million people worldwide by the year 2000.

         As funds become available to the Company to continue research and development of the anti-cortisol formulation, the Company will begin to direct its attention to Alzheimer's, Parkinson's, Cushing's and depression diseases, all high cortisol diseases.

Competition

         The Company anticipates facing competition in the HIV and AIDS markets, including by companies testing drugs to increase immune resistance (immuno-modulators) of these patients. Among the competitors are companies that are researching gamma interferon (Genentech) and interleukin 2 (IL-2 Chiron) both in San Francisco and the GMSCF (granulocyte macrophage colony stimulating factor) by Immunex, in Seattle.

         The Company may also face competition from companies that are directing their AIDS research toward attacking the virus itself through protease inhibitors. Currently, a number of leading pharmaceutical companies are actively engaged in research and development of protease inhibitors in the fight against HIV and AIDS. Hoffman-LaRoche, Inc. developed "Saquinavir," which is successfully being marketed as a protease enzyme inhibitor. Merck & Co., Inc., has also developed a protease inhibitor, "Indinavir." Abbott Laboratories has also developed a protease inhibitor, "Ritonavir," and Agouron and other companies are developing products which may compete with Anticort(R).

         The pharmaceutical industry is highly competitive, with numerous large and small companies performing research and development. While the Company realizes it may be competing with companies that have greater resources, it is confident that, if and when its Anticort(R) product receives FDA approval, it can effectively market its products and maintain a competitive position.

Clinical Studies

         Aids Research Alliance Clinical Project. On November 18, 1996, the Company submitted an Investigational New Drug Application ("IND") to the FDA titled:

         A PHASE II RANDOMIZED PLACEBO CONTROLLED DOUBLE BLIND STUDY WITH Anticort(R) (BRAND NAME OF PROCAINE HYDROCHLORIDE) IN HIV POSITIVES. TREATMENT-NAIVE, ASYMPTOMATIC INDIVIDUALS, WITH CD4 COUNTS BETWEEN 200 AND 500 CELLS/MMP AND VIRAL LOADS OF MORE THAN 10,000 COPIES.


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         The FDA granted the Company IND# 52,663, and based upon documentation received, approved commencement of clinical studies. During 1997, due to changing rules issued by the FDA, regarding the use of naive (untreated) versus treated HIV+ patients, and following extensive conferences with FDA representatives, the Company was advised to modify its initial protocol into a phase Ib/IIa study, by which the phase Ib would consist in a dose related study, i.e., to see which concentration of Anticort(R) would be most effective, if any, and devoid or minimal side effects, followed by the double blind study (Phase
IIa). The purpose of this study in HIV positive patients under anti-HIV therapy is to stimulate or bring back to life an immune system severely damaged by cortisol. As it has become known recently, while the level of HIV under anti-HIV therapy drops below detectable levels, the immune system very often does not respond to the therapy. In that event, the patient becomes predisposed to a new virus proliferation and to the appearance of opportunistic or infectious diseases and cancers of the Kaposi sarcoma type, as well as others. The Company had selected the AIDS Research Alliance of Los Angeles to conduct its clinical studies at a cost of approximately $660,000. A protocol for a clinical study with Anticort(R) along these lines was finalized, submitted to the FDA, and approved without any changes. As of July 1, 1999, the AIDS Research Alliance has completed patient selection and received the necessary supply of Anticort(R) for the study.

         Canadian Study. The Company has entered into a license with Altachem Pharmaceuticals, a Canadian company formerly called Steroidogenesis Inhibitors Canada, Inc. ("Altachem") as exclusive licensee of Anticort in Canada. (See "Licensing Agreements," below.) Altachem has informed the Company that the Canadian Health Protection Branch ("HPB"), which is the Canadian equivalent of the FDA, has granted an approval which will permit a clinical using Anticort(R) following the same protocol that the Company is using in the United States. The purpose of the Canadian study is to support and extend the results of the domestic study and eventually to lead to the approval of Anticort(R) in Canada. This approval, if obtained, would be used to attempt Anticort's approval in other United Kingdom countries and for other European Economic Community countries.

         Romanian Studies. A clinical study using Anticort(R) infacaps, the junior version of adult Anticort(R), is in progress in Romania following approval in October 1998 by the Romanian equivalent of the FDA (the Comisia de Medicamente). This study, to be carried out in five groups of HIV- positive children, (four groups on variable doses and one on a placebo), is intended to boost the immune system of children damaged by HIV and elevated levels of cortisol. It is estimated that this study will tale 8-10 months. If the results are favorable, the Company would seek approval for use of the drug in Romania, which in turn might open the market to African, Middle Eastern and Southeastern Asian countries with which Romania has drug reciprocity treaties.

         The Company has also provided a sample of Anticort to the Institute of Oncology and the Pasteur Institute in Bucharest, Romania, to be tested in tissue cultures to determine, the effect, if any, on cancerous cells and on the life span of certain cells (fibroblasts). Procaine,


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the active ingredient in Anticort, has been shown to extend the life span of fibroblasts by 33%. This long-term project is intended to provide answers, if any, to the potential role of Anticort in cancers and aging, both of which are high-cortisol conditions.

         The Cortisol Chart. The Company has applied for a patent for its cortisol chart. (See "Patents and Trademarks," above.) At the present time cortisol is measured routinely by reference labs all over the world at 8 a.m. and 5 p.m. and, if normal, is reported as such without taking into consideration that cortisol levels vary widely during a twenty-four hour period. Dr. Sapse and others in cortisol research believe that this thirty year old method of reporting is inaccurate and practically misleading since it does not take into consideration that cortisol, while apparently normal at 8 a.m. and 5 p.m., might be abnormal, even to immunosuppressive levels, during the night or at other times, and as such is not detected by traditional measurements. If this is so, as the Company believes, large masses of people may be suffering from high cortisol symptoms or diseases while being told that their cortisol levels are normal.

         In order to develop the Cortisol Chart the Company has carried out a cortisol measuring study in France using 100 healthy volunteers in which cortisol was measured every three hours for twenty-four hours, The results indicated for the first time that there are wide variations of normal cortisol in what is known as the circadian rhythm of cortisol, with the consequence that cortisol, to be correctly reported, has to be measured throughout the day and night. The study resulted in the creation of a new diagnostic tool called The Circadian Rhythm of Cortisol Chart. This tool permits the evaluation of the cortisol levels in a patient to explain previously unexplained symptoms and if elevated suggest treatment through an anti-cortisol regimen. The Chart can also alert individuals with high-cortisol symptoms and suggest ways of using anti-cortisols to prevent these high-cortisol symptoms from becoming high-cortisol diseases.

         The Retinitis Pigmentosa (RP) Transgenic Mice Project. The Company has commenced an experimental study in association with specialized departments at Georgetown University and the University of Utah to be carried out on transgenic mice where Anticort(R) will be used in order to prevent or alleviate RP induced genetically in these mice. RP is a term encompassing a group of hereditary retinal degenerative diseases, from night blindness in adolescence to progressive loss of peripheral vision after the age of fifty. The mice experiment is an attempt to prevent the appearance of genetic RP, in whole or in part, by using Anticort, the rationale being that Anticort's main ingredient, procaine HCL, is an anti immuno-suppressive disease drug. There is no guarantee, of course, that successful results will be obtained.

         Satellite Clinical Studies. The Company intends to commence up to six open clinical studies involving 25-30 patients each to be carried out domestically and overseas. These studies would be intended to determine whether Anticort would be beneficial in the treatment of multiple sclerosis, treatment-resistant depression, prostate and breast cancers,


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psoriasis and anorexia nervosa, all of which are associated with elevated cortisol. The ability to commence these studies depends on the Company's obtaining significant funding. Even if these preliminary studies resulted in positive findings, the Company would have to meet various regulatory requirements before additional testing or use of Anticort could occur.

Marketing Strategy

         At the present time, the Company plans to manufacture Anticort(R) itself and market it through licensees, wholesalers and pharmacies. Variables that will impact the pricing structure include demand, cost, competitors and strategic objectives. The Company intends to increase sales of the Anticort(R) product by setting a compelling price point and by using the marketing strategy to create end user demand for the product. The Company intends to price its Anticort(R) product at a relatively low, affordable level.

         In efforts to enhance the Company's credibility within the medical community, Dr. Sapse attended major medical conferences and presented position papers. The conferences included the following:

o The VII International Conference on AIDS; Harvard-Amsterdam (Holland) 1992, the IX International Conference on AIDS, Berlin (Germany), June 1993; the VIII International Conference on AIDS in Africa, Marrakech (Morocco), 1993; the Japanese Conference on AIDS, Tokyo (Japan), 1994; the Philippines Rotary Club Conference on AIDS, Manila (Philippines), 1994; Infectious Diseases News (USA), 1994.

o In June 1996, the First Conference on Cortisols/Anticortisols took place at the Chateau de Filleval near Paris, France. Dr. Sapse opened this Conference with a keynote address on the role of cortisols/anti-cortisols in the medicine of today and tomorrow. This speech was published in many lay and medical media of the world.

o        In July 1996, at the VIII AIDS World Conference, Vancouver, Canada, Dr.
         Sapse presented the results of Anticort(R) in 62 patients with HIV+ and Aids carried out in Brazil.

o Dr. Sapse was invited by the Consulate Service of the U.S. Embassy in Germany to participate in the EXOPHARM 96, held in Leipsiz, Germany, October 1996.

o The Second International Conference on Cortisol/Anticortisols, sponsored by the University of California Irvine (UCI), and organized by the Company, took place at the Mirage Hotel, Las Vegas, Nevada, November 1997. This conference, dealing mostly with Dr. Sapse's cortisol/anticortisol concept, was attended by more than 140 participants from more than 20 countries, including representatives from the Academy of Medicine, Moscow, Russia; Pasteur Institute, Paris, France, the National


                                       12

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         Institute of Health (NIH) and representatives from major multinational
         - pharmaceutical companies. There were presentations at this conference relating to treatments with Anticortisols in depression, aging, kidney diseases, which, in the opinion of the Company's management, created new opportunities for the potential use of anticortisols in connection with many diseases, including ones with no known treatment at the present time.

Licensing Agreements

         In February 1996 SI, Inc., entered into a licensing agreement with Altachem. The agreement grants Altachem exclusive rights to manufacture, use, distribute and sell Anticort in Canada for $300,000, which has been paid to SI, Inc. Altachem also has the right to acquire licensing rights in certain other British Commonwealth countries on payment of licensing fees. The term of the agreement is ten years, commencing when the Canadian government grants all approvals necessary for the sale of the licensed products in Canada.

         In order to increase distribution and market share, the Company intends to enter other licensing agreements for its products. The Company anticipates that the principal elements of any licensing agreement would be the following:

         1. Definition of the territory and cash advance at the signing of the contract.

         2. The licensee will finance all the work, research and other matters needed to secure their own regulatory agency approval for Anticort(R). Conversely, some of the licensing countries might elect to wait until the Company receives FDA approval in the United States. In this event, the Company would subsequently send them the United States eventual approval plus the necessary documentation so the licensees would be able to secure their own approval without the time and money required for their own testing.

         3. Royalties representing a minimum guaranteed dollar amount, subject to annual increases.

         The Company is presently in negotiation with foreign representatives to license Anticort(R) in other countries. The Company is seeking additional licensing agreements and joint ventures with entities interested in AIDS and/or viral hepatitis B drugs, with a view to getting Anticort(R) tested and approved in other countries.

Employees

         The Company has four full-time employees.


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Item 2.  Management's Discussion and Analysis or Plan of Operation

         The following discussion and analysis should be read in conjunction with the Financial Statements appearing elsewhere in this Registration Statement.

Plan of Operations

         The Company was original incorporated in the State of Nevada on March 26, 1996, to engage in providing entrepreneurs and small business owners with an internet presence. The Company was not successful in developing any business and did not engage in any business activity until October 1997. In October 1997, the Company acquired approximately eighty-six percent (86%) of the outstanding shares of SI, Inc., which remains the Company's sole subsidiary. Since the acquisition of its controlling interest in SI, Inc., the Company has focused its operations on developing its proprietary drug, Anticort(R). To develop Anticort(R) the Company has been engaged in research and clinical studies.

         The Company remains a development stage company with immaterial revenues and substantial general and administrative expenses, including expenses related to its clinical studies programs. The Company's cash has been provided from its fund-raising activities, all of which have been conducted on a private basis, and from the SI, Inc., license agreement with Altachem. The Company plans to complete its clinical studies, particularly the study authorized by the FDA, and, eventually, assuming the success of those studies, to market its Anticort(R) product directly or through licensing agreements with third parties.

         The Company's plan of business is more particularly described in Item 1 of this Registration Statement under the caption "Description of Business." The information which follows is a narrative description of the Company's results of operations, liquidity and capital resources.

Results of Operations

         The Company had revenues of $1,296 from its date of organization through December 31, 1998. It had no revenues in calendar years 1997 or 1998. The Company had a net loss of $306,538 in 1997 and $1,010,546 in 1998. The Company's general and administrative expenses increased from $333,202 during 1997 to $943,258 in 1998. General and administrative expenses in calendar year 1997 included attendance at and participation by the Company in a medical and scientific conference in France. Also in 1997, the Company organized the Second International Conference on Cortisol/Anti-Cortisols sponsored by the University of California Irvine in November 1997.

         Management does not believe that the Company will develop any material revenues until the Company completes a clinical study which demonstrates the efficacy of Anticort(R) for significant medical purposes and the Company subsequently manufactures and markets

Anticort(R) directly, with a joint venture marketing or manufacturing company, or pursuant to one or more licensing agreements. See Item 1, "Description of Business" for a discussion of the Company's existing and proposed licensing agreements, clinical studies and marketing strategy.

Liquidity and Capital Resources

         The Company had cash of $494 at December 31, 1998, $258,322 at March 31, 1998, and $3,562 at March 31, 1999. From its organization through March 31, 1999, the Company has been substantially dependent on the proceeds of various offerings of its debt and equity securities to fund its operating expenses. The Company has not engaged in any material borrowing activity, has no loan arrangement with any commercial lending institution, and is unlikely to receive traditional commercial debt financing in the foreseeable future. Management estimates the Company's operating expenses to be a minimum of $25,000 and a maximum of $50,000 per month, depending upon the Company's payments to outside research and other consultants. The Company is also dependent upon the proceeds of financing from the sale of its securities to fund its clinical studies, particularly the clinical study to be conducted by the AIDS Research Alliance in California. The Company's contract with the AIDS Research Alliance requires it to pay $650,000 for the clinical study, and the study cannot commence until the entire amount is paid to AIDS Research Alliance directly or an escrow basis. The Company paid $227,000 of the $650,000 contract amount in March 1999.

         The Company continues to explore opportunities with various investors, joint venture candidates, and prospective licensees. As of the date of this Registration Statement, the Company has not received any binding commitment for equity or debt financing, nor has it entered into any joint venture or licensing agreement with respect to its Anticort(R) product other than the licensing agreement between SI, Inc., and Altachem. Management believes that the Company can continue to operate on a maintenance basis at a cost of no more than $25,000 per month for the foreseeable future, provided that the Company obtains sufficient cash from one or more of the sources described above to meet its operating expenses.

Item 3.  Description of Property

         The Company's executive offices are currently located at 101 Convention Center Drive, Suite 310, Las Vegas, Nevada 89109. The 1,100 square foot office space is rented at a price of $2,650 per month. The Company does not have any laboratory or research facilities.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The table below sets forth information with respect to the anticipated beneficial ownership of the Common Stock by (i) each of the directors of the Company, (ii) each person known by the Company to be the beneficial owner of five percent or more of the outstanding Common Stock, and (iii) all executive officers and directors as a group, as of June 30, 1999. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares.

Name and Address of            Number of Shares               Percentage
Beneficial Owner            of Beneficially Owned       Ownership of Class(1)
-------------------         ---------------------       ---------------------
Alfred T. Sapse(2)(3)(9)            4,856,400                      31.46%
3525 Leor Court
Las Vegas, NV 89121

Welter Holden(2)                      350,250                       2.27%
205 Bradford Street
Provencetown, MA 02657

James D. Monllos(2)(9)                236,612                       1.53%
9721 Peacock Hill Circle
Las Vegas, NV 89117

Janet Greeson(2)(9)                 2,014,250                      13.05%
8058 Pinnacle Peak Ave.
Las Vegas, NV 89113

Tom Kubota(2)(4)(9)                 2,500,000                      15.03%
2006 Barranca
Newport Beach, CA 92660

Rudy LaRusso(2)(5)(9)                 300,000                       1.93%
218 Homewood Road
Los Angeles, CA 90049

Paul Burkett(2)                       237,000                       1.54%
4518 Whitset
Studio City, CA 91604

Cynthia Thompson(2)(6)(9)             100,000                        .65%
3040 Post Oak Blvd. #695
Houston, Texas 77056

H. Thomas Winn(2)                     100,000                        .65%
3040 Post Oak Blvd. #675
Houston, Texas 77056

Cortisol Medical Research(7)        3,459,400                      22.41%
2915 W. Charleston #7
Las Vegas, NV 89102

Nanko Investments, Inc.(8)          2,000,000                      12.17%
2006 Barranca
Newport Beach, CA 92660

All officers and directors         10,694,512                      64.28%
as a group (9 persons)(9)

-----------------
(1) Calculated on the basis of 15,438,128 shares of Common Stock issued and outstanding.
(2)      Officer and Director.
(3) Includes 3,764,400 shares held by Cortisol Medical Research, Inc., a corporation controlled by Dr. Sapse.
(4) Includes 1,000,000 shares of common stock and 1,000,000 shares of common stock underlying warrants issued to Nanko Investments, Inc., a company controlled by Mr. Kubota, and 200,000 shares underlying options purchased by Mr. Kubota in 1998 individually.
(5)      Includes 100,000 shares underlying warrants issued to Mr. LaRusso.
(6) These shares are held by Intuitive Solutions International, Inc., which Ms. Thompson controls.
(7)      Cortisol Medical Research is controlled by Dr. Sapse.
(8) Nanko Investments, Inc., is controlled by Mr. Kubota, an officer and director of the Company.
(9) Includes, in accordance with Rule 13d-3, shares of which an officer or director is the beneficial owner.

 -----------------------

Item 5.  Directors, Executive Officers, Promoters, and Control Persons

         The following table sets forth the directors, executive officers and other significant employees of the Company, their ages, and all offices and positions with the Company. Officers and other employees serve at the will of the Board of Directors.

                                        Term Served As                    Positions
     Name of Director      Age         Director/Officer                  With Company
     ----------------      ---         ----------------                  ------------

     Alfred T. Sapse       73          Since Oct. 1997               President, Chairman of the
                                                                     Board

     Welter Holden         66          Since Oct. 1997               Director

     James D. Monllos      45          Since Oct. 1997               Director

     Janet Greeson         52          Since Oct. 1997               Director, Secretary,
                                                                     Executive Vice President

     Tom Kubota            58          Since Oct. 1997               Director, Vice President

     Randy LaRusso         60          Since Oct. 1997               Director, Vice President

     Paul Burkett          76          Since June 1998               Director

     Cynthia Thompson      39          Since March 1999              Director

     H. Thomas Winn        59          Since March 1999              Director

         Alfred T. Sapse, M.D., Chairman of the Board and President. Dr. Sapse is a medical research scientist. During his 45 year career, Dr. Sapse has focused on immunology, biochemistry and AIDS research and has published 32 research papers in medical journals in the United States of America including the American Medical Association (AMA), Japan, the United Kingdom, Canada, France, Holland and Switzerland. In addition, Dr. Sapse has developed several formulations of anti-cortisol/steroidogenesis inhibitors for products intended for the treatment of high-cortisol diseases including AIDS, Alzheimer's, depression, and narcotic addiction. Dr. Sapse received his first U.S. Patent in 1977 for his method of treating geriatric depression; two more patents in 1990 for the treatment of Alzheimer's and drug addiction and has patents pending on Anticort(R). Dr. Sapse's credentials in medical research span several decades, including his degree from the School of Medicine, University of Bucharest, Romania in 1952, his residency in Ophthahnology at the University Eye Clinic, Geneva, Switzerland in 1963-1964, and his post doctoral work in Microbiology at the University of California at Los Angeles (UCLA) from 1969 to 1972. His research experience background includes his work as Director of the laboratory of Ophthalmic Immunology at Cedars-Sinai Medical Center in Los Angeles, California, from 1965-1971, and Assistant Research IV in the Department of Bacteriology at UCLA from 1969-1972. He is a National Institute of Health ("NIH") Special Research Fellow and had received more than $400,000 for his research work.

         Dr. Sapse served as President of Rom-Amer Pharmaceuticals, Ltd., Beverly Hills, California from 1970 to 1976; President of International Health Resorts, Inc., from 1977 to 1982; President and Director of Research of Cortisol Medical Research, Inc. in Miami, Florida from 1983 to the present, Vice President of R&D with Spectrum Pharmaceutical Corporation in Newport Beach, California from 1989-1992; and as President and Director of Research of the Company since October 1997.

         Welter "Budd" Holden, Director. Mr. Holden is a graduate of the Pratt Institute in Brooklyn, New York, where he received a degree in architectural and interior design. He was an art director for the first colorized live television variety shows broadcast by NBC in the 1950's and 1960's.

         James D. Monllos, Director. Since 1992, Mr. Monllos has been the owner and President of Las Vegas International Entertainment Company and the Wild West Wrestling League, Inc., both of which are engaged in the entertainment business.

         Janet Greeson, Ph.D., Director, Secretary and Executive Vice President. Dr. Greeson received a doctorate in psychology from Columbia-Pacific University, Mill Valley, California, and is an MBA candidate at the University of Southern California, Los Angeles, California. She is the author of numerous books and publications, one of which, a well-known publication, is entitled, "It's Not What You're Eating, It's What's Eating You." She has fourteen years of executive leadership and financial expertise as chief executive officer and chairman of "A Place for Us," an acute psychiatric treatment services provider.

         Dr. Greeson was appointed by President Jimmy Carter to lead the Navy in the development, implementation and integration of psychiatric treatment programs for addictive diseases. Her programs have been used worldwide and provided intervention and counseling to thousands of personnel and their families by the U.S. Navy Alcoholic Rehabilitation Services Treatment Centers, which she participated in initiating. These centers continue to be operational. She served as coordinator for the Conference on Teenage Alcoholism at the request of Nancy Reagan and developed similar programs for Mother Theresa in Rome, Italy, and Calcutta, India. She has also served as a trainer for Promises Recovery Centers in England.

         Tom Kubota, Director and Vice President. Mr. Kubota has served as a Vice President of Drexel Burnham Lambert, Beverly Hills, California, and held similar positions at Stern, Frank, Meyer and Fox and Cantor Fitzgerald. He is the President of Nanko

Investments Corporation, Newport Beach, California, which specializes in capital formation services for high technology and natural resources companies. Mr. Kubota has provided consulting services for the Company for which he has been compensated.

         Rudy LaRusso, Director and Vice President. Mr. LaRusso is a graduate of Dartmouth College. He was employed by Great Western Savings and McDonnell & Company, a New York Stock Exchange Member. Mr. Russo served as a Vice President and Director of Chanco Medical Industries, a hospital chain management company and, was the Chief Executive Officer of Carex International, Inc., an operator of convalescent hospitals. He was Chairman and Chief Executive Officer of BAE Industries, an after-market auto parts company. He is President of LaRusso & Associates, Inc., which is engaged in providing investment advice for professional athletes.

         H. Thomas Winn, Director. Mr. Winn has served as the Chairman, Chief Executive Officer, President and a Director of Nevada Gold & Casinos, Inc., a public gaming and real estate development firm, since January 1994. He has also served as Chairman and President of Aaminex Capital Corporation, a consulting and venture capital firm since 1983.

         Paul J. Burkett, Director. Mr. Burkett has been a Director of Nevada Gold & Casinos, Inc., since 1976 and has also served on the Board of Directors of Aaminex Capital Corporation since 1976. Mr. Burkett has been involved in the mining industry for over forty years. His business over the past five years has concentrated on independent mining and real estate ventures.

         Cynthia C. Thompson, Director. Ms. Thompson is a financial and business advisor and has been employed by E. F. Hutton; Shearson, Lehman Brothers; Oppenheimer & Company; and D. E. Frey & Company. Ms. Thompson is the Chief Executive Officer and founder of United States Service Company, a nationwide service company serving food and beverage original equipment manufacturers and food service vendors. In 1998 Ms. Thompson founded Intuitive Solutions International, Inc., a Houston, Texas, firm engaged in capital formation and operations management consulting. Ms. Thompson has also participated in providing debt and equity financing to Nevada Gold & Casinos, Inc., of whom Messrs. Winn and Burkett are directors.

Item 6.  Executive Compensation

         The following tables and notes present for the two years ended December 31, 1998, the compensation paid by the Company to the Company's chief executive officer and to the Company's four most-highly compensated executive officers other than the Company's chief executive officer who were serving at December 31, 1998.

                           Summary Compensation Table

                                               Long-Term Compensation


                                                                 Awards                         Payouts
                                                       -------------------------------      ----------------

                                                       Restricted      Securities
Name and                                               Stock           Underlying            All Other
Principal Position            Year      Salary ($)     Award(s)($)     Options/SARs(#)       Compensation($)
(a)                           (b)       (c)            (f)             (g)                   (i)
------------------------------------------------------------------------------------------------------------
Alfred T. Sapse,              1998      $12,000          ---              ---                  ---
Chairman of the               1997      $66,000          ---              ---                  ---
Board, President              1996      $-0-             ---              ---                  ---

Janet Greeson,                1998      $55,000     $500,000(1)           ---                  ---
Director and                  1997      $-0-                              ---                  ---
Secretary                     1996      $-0-                              ---                  ---

Tom Kubota,                   1998      $-0-                                                   ---
Director and Vice             1997      $-0-        $437,500(2)        1,000,000(3)            ---
President                     1996      $-0-                                                   ---

Rudy LaRusso,                 1998      $30,000     $250,000(1)          ---                   ---
Director and Vice             1997      $-0-                             ---                   ---
President                     1996      $-0-                             ---                   ---

--------------
(1) The value of the restricted stock award has been determined by multiplying the shares awarded by $2.50 which is the closing bid price of the Company's common stock on the available date closest to the award in April 1998.
(2) The value of the restricted stock award has been determined by multiplying the shares awarded by $.4375 which is the sole closing bid price available to the Company for its common stock in calendar year 1997.

(3) The restricted shares and options are held by Nanko Investments, Inc., a company owned and controlled by Mr. Kubota. The options are exercisable at an exercise price of $5.00 per share and expire February 5, 2002. To date none of these options has been exercised.
         ------------------

         As of December 31, 1998, the number and value of the aggregate restricted stockholdings of the persons named in this table, including shares held by them indirectly, was as follows:

              Name                    Shares                   Value
              ----                    ------                   -----
              Alfred T. Sapse        4,856,400               $2,428,200
              Tom Kubota             1,300,000               $  650,000
              Janet Greeson          2,014,250               $1,007,125
              Rudy LaRusso             200,000               $  100,000

         The value of the restricted shares has been determined on the basis of the closing bid price of $.50 for the Company's shares of Common Stock on December 31, 1998.

         Dividends will be paid on any shares of restricted stock awarded to any of the named officers or their affiliates.

Item 7.  Certain Relationships and Related Transactions

         On November 4, 1997, the Company exchanged approximately 88.51% of its shares of Common Stock with shareholders of SI, Inc. Thomas Kubota, an officer, director and principal shareholder of the Company, was an officer, director and principal shareholder of the Company prior to the completion of the share exchange with SI, Inc. Mr. Kubota's consulting company, Nanko entered into a consulting agreement with the Company at the time of the exchange agreement. Pursuant to that consulting agreement, Nanko agreed to act as a financial consultant to the Company and, as consideration, received 1,000,000 shares of common stock of the Company and an option for the purchase of 1,000,000 common shares exercisable at a price of $5.00 per share through February 2002.

         Subsequent to the execution of the 1996 licensing agreement between SI, Inc., and Altachem, Altachem granted Dr. Sapse the right to receive up to 300,000 shares of common stock without specified consideration. The shares underlying this right were subsequently reverse split on a one-share for two-share basis. Of the 150,000 post-split Altachem shares which may become available to Dr. Sapse, 59,851 shares are to be given to him periodically over a period of three years and 90,149 shares will be given to him if Altachem achieves certain performance objectives, as to which Dr. Sapse has no control.

         In April 1998 the Company issued 200,000 restricted shares to Janet Greeson and 100,000 restricted shares to Rudy LaRusso, both of whom are officers and directors of the Company, in consideration of their services to the Company.

         In April 1999 the Company issued 1,000,000 shares each to Dr. Sapse and Dr. Greeson or their nominees in consideration of their services to the Company. Also at that time, the Company issued 100,000 shares to each of the directors other than Drs. Sapse and Greeson in consideration of their service as directors of the Company.

         The Company paid Renee, Inc., whose President, Renee Sapse, is Dr. Sapse's wife, $24,000 in 1998 and $12,000 in 1999 for office space and maintenance of Dr. Sapse's auxillary office.

Item 8.  Description of Securities

         The following statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Company's Articles of Incorporation and Bylaws, copies of which will be furnished to an investor upon written request therefor. See "Additional Information."

Common Stock

         The Company is presently authorized to issue 25,000,000 Shares of $.001 par value Common Stock. As of June 30, 1999, the Company had 15,438,128 shares issued and outstanding.

         The holders of Shares are entitled to equal dividends and distributions per share with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares. All shares now outstanding are fully paid, validly issued and non-assessable. Each share is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's shares do not have cumulative voting fights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Warrants

         The Company has issued common stock purchase warrants as follows:

o Warrants for the purchase of 1,000,000 shares of common stock at $5.00 per share exercisable through February 2002

o Warrant for the purchase of 1,218,500 shares at a price of $5.00 per share expiring in December 1999 and callable at $.01 per Warrant.

o Warrant to purchase 100,000 shares of common stock at a price of $.01 per share exercisable through March 2, 2002.

o Warrant exercisable without cash payment to purchase 50,000 shares of common stock through March 2004.

         The exercise price and the number of shares issuable upon exercise of the Company's warrants are generally subject to adjustment in certain events, including the issuance of shares as a dividend on shares of common stock, subdivisions or combinations of the Common Stock or similar events. Except as stated in the preceding sentence, the warrants do not contain provisions protecting against dilution from the sale of additional shares for less than the exercise price of the warrants or the current market price of the Company's securities.

         Holders of warrants are generally entitled to notice in the event of any reclassification of the shares, any consolidation of the Company with, or merger of the Company into, any other entity or merger of any other entity into the Company (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of any outstanding share), or any sale or transfer of all or substantially all of the assets of the Company.

         The Company has reserved from its authorized and unissued shares a sufficient number of shares for issuance on exercise of warrants. During the period in which a warrant is exercisable, exercise of such warrant may be effected by delivery of the warrant, duly endorsed for exercise and accompanied by payment of the exercise price and any applicable taxes or governmental charges, to the Warrant Agent or, if their is no Warrant Agent for a warrant then to the Company. The shares issuable on exercise of a warrant will be, when issued in accordance with the warrant, fully paid and non-assessable. The holders of warrants have no rights as stockholders of the Company until they exercise their warrants.

         The Company has entered into a Warrant Agency Agreement with Pacific Stock Transfer Company (the "Warrant Agent") dated February 27, 1998, as to warrants for the purchase of 1,218,500 shares of common stock exercisable at $5.00 per share until December 1999. The Warrant Agency Agreement appoints the Warrant Agent to act as agent for the Company in connection with these warrants and describes the terms and conditions under which a warrant holder may exercise its warrants. The Warrant Agency Agreement also provides the terms of redemption by the Company of these warrants and provides protection against dilution including adjustment for subdivisions and/or combinations of dividends, adjustment for distributions, reclassification, exchange and substitution, reorganization, mergers, consolidations or sale of assets.

Stock Option Plan

         The Company has adopted a 1997 Stock Option Plan and has reserved 2,500,000 Shares of Common Stock for issuance upon the exercise of options which the Board of Directors has the authority to grant to key employees, officers, directors and consultants of the Company as part of the Plan. To date no options have been granted pursuant to the 1997 Stock Option Plan.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

         The Company's Common Stock is traded on the NASD OTC Bulletin Board under the symbol STGI.

         The following bid quotations have been reported for the period beginning October 1, 1997, when the Company's Common Stock was first priced for trading on the OTC electronic bulletin board and ending June 30, 1999. To the extent that the Company is unable to determine a bid price on a quarterly date, the prices below are determined on the closest date available to the Company:

                                                        Bid Prices
                                                        ----------
         Period                                     High           Low
         ------                                     ----           ---

Quarter Ended June 30, 1997                      $15.625         $ 7.50
Quarter Ended September 30, 1997                  14.625          11.625
Quarter Ended December 31, 1997                    3.00            1.75
Quarter Ended March 31, 1998                       5.125           2.50
Quarter Ended June 30, 1998                        6.25            4.00
Quarter Ended September 30, 1998                   4.625           1.25
Quarter Ended December 31, 1998                    2.75            0.375
Quarter Ended March 31, 1999                       2.50            0.375
Quarter Ended June 30, 1999                        2.5625          0.4375

         Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission. Such quotes are not necessarily representative of actual transactions or of the value of the Company's securities, and are in all likelihood not based upon any recognized criteria of securities valuation as used in the investment banking community.

         The Company has been advised that 13 member firms of the NASD are currently acting as market makers for the common stock.

         As of June 30, 1999, there were 178 holders of record of the Company's common stock. Certain of the shares of common stock are held in "street" name and may, therefore, be held by several beneficial owners.

         As of June 30, 1999, there were 15,438,128 shares of common stock issued and outstanding. Of those shares 13,114,104 shares are "restricted" securities of the Company within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Of these restricted securities, 9,394,512 shares held by affiliates may be sold pursuant to a registration statement or pursuant to Rule 144.

         In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (in general, a person who has a control relationship with the company) who has owned restricted securities of common stock beneficially for at least one year is entitled to sell, within any three-month period, that number of shares of a class of securities that does not exceed the greater of (i) one percent (1%) of the shares of that class then outstanding or, if the common stock is quoted on NASDAQ, (ii) the average weekly trading volume of that class during the four calendar weeks preceding such sale. A person who has not been an affiliate of the company for at least the three months immediately preceding the sale and has beneficially owned shares of common stock for at least two (2) years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

         No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

         The Company has never paid a cash dividend on its common stock. The payment of dividends may be made at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's operations, its capital requirements, and its overall financial condition.

Item 2.  Legal Proceedings

         None.

Item 3.  Changes In and Disagreements With Accountants

         The Company received an audited balance sheet as of March 31, 1996, and related statements of stockholder's equity and cash flow from its inception through March 31, 1996, from Shahzad Latif, CPA, Ltd., Las Vegas, Nevada. The Company also received like audited financial statements from Shahzad Latif, CPA, Ltd., as of September 12, 1996, and for the period from inception through September 12, 1996. The Company sought or obtained audited financial statements, or sought or engaged an auditor other than Shahzad Latif, CPA, Ltd., until its engagement or its current auditor, Tabor & Co., P.C., Decatur, Georgia, for its 1998 year-end audit. Current management does not believe that the Company has dismissed any auditor nor that any auditor has resigned.

Item 4.  Recent Sales of Unregistered Securities

         On October 21, 1997, the Company exchanged 4,497,000 restricted shares of the Company for 4,497,000 shares of Steroidogenesis Inhibitors, Inc., a Nevada corporation

("SI, Inc."), held by SI, Inc., shareholders. The Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), to effect the transaction.

         On February 27, 1998, the Company commenced a private offering of its common stock and warrants at a price of $1.00 per unit. The Company sold 1,218,500 units, each consisting of one share of common stock and a warrant to purchase one share of the Company's common stock at a price of $5.00 expiring December 1999. There were no underwriting discounts or commissions paid. The Company relied upon Section 4(2) of the Securities Act and Rule 506 to effect the sales.

         In December 1998 and January 1999, the Company issued a total of 200,000 shares of Common Stock to The Augustine Equity Fund for consulting services. The shares were sold pursuant to Section 3(b) of the Securities Act of 1933 and Regulation D, Rule 504.

         On February 26, 1999, the Company issued 90,000 shares to Harvey Productions, Inc., for television production services performed for the Company. These securities were issued pursuant to Section 3(b) of the Securities Exchange Act of 1934, as amended ("Securities Exchange Act") and Regulation D, Rule 504.

         On March 3, 1999, the Company sold $400,000 of 2% convertible debentures and a warrant to purchase 100,000 shares of common stock at an exercise of $.01 per share at any time from issuance through March 2, 2002, to GEM Singapore Pte Ltd. pursuant to Section 3(b) of the Securities Exchange Act and Regulation D, Rule 504. Subsequent to the issuance of the convertible debentures, and warrants, GEM converted the debentures into 770,000 shares of common stock, but has not exercised its warrants.

         On March 31, 1999, the Company issued to Generation Capital Associates 426,666 shares of common stock and a cashless warrant to purchase 50,000 shares of common stock for a period of five years at a price of $200,000. These shares and warrants were issued pursuant to Section 3(b) of the Securities Act of 1933 and Regulation D, Rule 504

         The Company issued 300,000 shares to directors for services in 1998 and 2,700,000 shares in 1999 to officers and directors pursuant to Section 4(2) of the Securities Act.

Item 5.  Indemnification of Officers and Directors

         The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

         (a) Section 78.7502 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

                  1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, or itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

                  2. A corporation may indemnify any person who was or is a party or is threatened to be made party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

                  3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

                  4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agents is proper in the circumstances. The determination must be made:

                           (a) By the stockholders;

                           (b) By the board of directors by majority vote of a
quorum consisting of directors who were not parties to the act, suit or proceeding;

                           (c) If a majority vote of a quorum consisting of
directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

                           (d) If a quorum consisting of two directors were not
parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

                  5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

                  6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                           (a) Does not exclude any other rights to which a
person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders of disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                           (b) Continues for a person who has ceased to be a
director officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

                  7. The registrant's articles of incorporation limit liability of its officers and directors to the full extent permitted by the Nevada Business Corporation Act.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      STEROIDOGENESIS INHIBITORS
                                      INTERNATIONAL



Dated:  July 17, 1999             By: /s/ Alfred T. Sapse
       ---------------               -------------------------------------------
                                     Alfred T. Sapse, President and Director

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        STEROIDOGENESIS INHIBITORS INTERNATIONAL


Dated: July 17, 1999                 By: /s/ Alfred T. Sapse
       ---------------                  ----------------------------------------
                                         Alfred T. Sapse, President and Director

                                    PART F/S

Index to Financial Statements

Consolidated Financial Statements (Audited)

Report of Independent Auditors Accountant................................

Balance Sheet - December 31, 1998........................................

Statements of Operations from Inception (03/26/96)
 and for the Years Ended December 31, 1998 and 1997......................

Statements of Stockholders' Equity from Inception (03/26/96)
 and the Years Ended December 31, 1998 and 1997..........................

Statements of Cash Flows from Inception (03/26/96)
 and for the Years Ended December 31, 1998 and 1997......................

Notes to Financial Statements............................................

Consolidated Interim Financial Statements (Unaudited)

Consolidated Interim Balance Sheets as of
 March 31, 1999 and 1998.................................................

Consolidated Interim Statements of Operations for
 the Three Months Ended March 31, 1999 and 1998..........................

Consolidated Interim Statements of Stockholder's
 Equity for the Three Months Ended March 31, 1999 and 1998...............

Consolidated Interim Statements of Cash Flows for
 the Three Months Ended March 31, 1999 and 1998..........................

Notes to Interim Statements..............................................

                           STEROIDOGENESIS INHIBITORS
                               INTERNATIONAL, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                               TABLE OF CONTENTS





Report of Independent Auditors.                                        3

Consolidated Balance Sheet as of December 31, 1998.                    4

Consolidated Statements of Operations from Inception
     (March 26, 1996) through December 31, 1998, and
     for the Years Ended December 31, 1998 and 1997.                   5

Consolidated Statements of Stockholder's Equity from
     Inception (March 26, 1996) through December 31,
     1998 and for the Years Ended December 31, 1998
     and 1997.                                                         6

Consolidated Statements of Cash Flows from Inception
     (March 26, 1996) through December 31, 1998 and for
     the Years Ended December 31, 1998 and 1997.                       7

Notes to Financial Statements.                                    8 - 12

                               TABOR AND CO., P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                                111 CHURCH STREET
                                  P.O. BOX 369
                             DECATUR, GEORGIA 30031
                                     ------
                                 (404) 377-0151




                         REPORT OF INDEPENDENT AUDITORS

 To the Board of Directors
 Steroidogenesis Inhibitors International, Inc.


 We have audited the accompanying consolidated balance sheet of Steroidogenesis Inhibitors International, Inc. (a development stage company) and subsidiary as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period from inception (March 26, 1996) through December 31, 1998, and for the years ended December 31, 1998 and 1997. All information included in these financial statements is the representation of the owners of the Company. Our responsibility is to express an opinion of these financial statements based on our audit.

 We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit proves a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred above present fairly, in all material respects, the financial position of Steroidogenesis Inhibitors International, Inc. and subsidiary as of December 31, 1998, and the results of its operations, and its cash flows for the period from inception (March 26, 1996) through December 31, 1998, and the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

 The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the development stage and, as such, is dependent upon external financing in order to complete its development program. See Notes 1.a., 7.d, and 9. This raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Tabor and Co., P.C.
------------------------
Decatur, Georgia
March 26, 1999

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998
                          (A DEVELOPMENT STAGE COMPANY)


                                     ASSETS

CURRENT ASSETS:
Cash                                                            $           494
Note receivable-related party (note 8)                                   13,090
                                                                ----------------
                                                                         13,584
                                                                ----------------

FIXED ASSETS:
Furniture & fixtures, at cost                                            29,216
Accumulated depreciation                                                (10,715)
                                                                ----------------
                                                                         18,501
                                                                ----------------

 OTHER ASSETS:
Patent registration/ testing costs (note 1.d.1)                          99,896
Purchased  technology rights, net of accumulated
     amortization of $12,713 (notes 1&2)                                 96,256
Costs in excess of identified net assets of subsidiary, net of
     accumulated amortization of $80,633 (notes 1&2)                    624,420
Other                                                                    11,542
                                                                ----------------
                                                                        832,114
                                                                ----------------

TOTAL ASSETS                                                    $       864,199
                                                                ================

                                   LIABILITIES

CURRENT LIABILITIES:
Accounts payable and accrued expenses                           $        68,905
Short-term borrowing (note 3)                                            30,000
                                                                ----------------
                                                                         98,905

LONG-TERM LIABILITIES
Deferred revenue (note 4)                                               250,000
                                                                ----------------
                                                                        348,905
                                                                ----------------
COMMITMENTS (note 5)

SHAREHOLDERS' EQUITY:
Common stock, 25,000,000 share authorized at .001 par,
  10,004,212 issued and outstanding (note 7)                             10,005
Paid in capital in excess of par, net of offering costs               1,864,462
Accumulated deficit, development stage                               (1,329,321)
Minority interest in subsidiary                                         (29,852)
                                                                ----------------
                                                                        515,294
                                                                ----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $       864,199
                                                                ================







    The accompanying notes are an integral part of these financial statements

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             FROM INCEPTION (MARCH 26, 1996) AND FOR THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1997
                          (A DEVELOPMENT STAGE COMPANY)







                                                                          03/26/96
                                                                          THROUGH
                                                                          12/31/98             1998               1997
                                                                          --------             ----               ----
REVENUES:                                                              $      1,296      $          0      $          0
                                                                       ------------      ------------      ------------


EXPENSES:


General & administrative                                                  1,289,848           943,258           333,202
Depreciation and amortization                                                99,047            86,544            12,358
                                                                       ------------      ------------      ------------
                                                                          1,388,895         1,029,802           345,560
                                                                       ------------      ------------      ------------

Net loss, prior to allocation to minority interest                       (1,387,599)       (1,029,802)         (345,560)


Loss allocated to minority interest                                          58,278            19,256            39,022
                                                                       ------------      ------------      ------------


Net loss                                                               $ (1,329,321)     $ (1,010,546)     $   (306,538)
                                                                       ============      ============      ============






    The accompanying notes are an integral part of these financial statements

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               FROM INCEPTION (MARCH 26, 1996) AND THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1997


                                                                 Number       Par Value
                                                                   of          Common              Paid in         Offering
                                                                 Shares         Stock              Capital          Costs
                                                              ----------      ---------          ----------        --------
Initial capitalization by founding officers                      200,000      $     200          $    5,800        $

Shares issued for cash to public, net of offering costs          303,000            303              29,997          (9,258)

Loss, development stage, 1996
                                                              ----------      ---------          ----------        --------

December 31, 1996                                                503,000            503              35,797          (9,258)

Acquisition of subsidiary for stock (Note 2)                   7,186,690          7,187             326,994

Loss, development stage, 1997
                                                              ----------      ---------          ----------        --------

December 31, 1997                                              7,689,690          7,690             362,791          (9,258)

Continuing acquisition of subsidiary                             696,022            696              31,669
Shares issued for cash to public, net of offering costs          693,500            694             692,806         (87,621)
Shares issued in cancellation of debt                            525,000            525             524,475
Shares issued as compensation (Note 7)                           400,000            400             349,600

Loss, development stage, 1998
                                                              ----------      ---------          ----------        --------

December 31, 1998                                             10,004,212      $  10,005          $1,961,341        $(96,879)
                                                              ==========      =========          ==========        ========

[RESTUBBED]

                                                              Total                              Minority            Total
                                                              Paid in             Retained      Interest in       Shareholders'
                                                              Capital             Earnings      Subsidiary           Equity
                                                             ----------        ------------     -----------       -------------
Initial capitalization by founding officers                  $    5,800        $                $                 $     6,000

Shares issued for cash to public, net of offering costs          20,739                                                21,042

Loss, development stage, 1996                                                      (12,237)                           (12,237)
                                                             ----------        -----------      ----------        -----------

December 31, 1996                                                26,539            (12,237)                            14,805

Acquisition of subsidiary for stock (Note 2)                    326,994                            (36,556)           297,625

Loss, development stage, 1997                                                     (306,538)        (39,022)          (345,560)
                                                             ----------        -----------      ----------        -----------

December 31, 1997                                               353,533           (318,775)        (75,578)           (33,130)

Continuing acquisition of subsidiary                             31,669                             64,982             97,347
Shares issued for cash to public, net of offering costs         605,185                                               605,879
Shares issued in cancellation of debt                           524,475                                               525,000
Shares issued as compensation (Note 7)                          349,600                                               350,000

Loss, development stage, 1998                                                   (1,010,546)        (19,256)        (1,029,802)
                                                             ----------        -----------      ----------        -----------

December 31, 1998                                            $1,864,462        $(1,329,321)     $  (29,852)       $   515,294
                                                             ==========        ===========      ==========        -----------





    The accompanying notes are an integral part of these financial statements

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             FROM INCEPTION (MARCH 26, 1996) AND FOR THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1997
                          (A DEVELOPMENT STAGE COMPANY)

                                                                               03/26/96
                                                                               THROUGH
                                                                               12/31/98              1998               1997
                                                                             -----------         -----------          ---------
NET CASH USED BY OPERATING ACTIVITIES:
Net loss, development stage                                                  $(1,329,321)        $(1,010,546)         $(306,538)
Adjustments to reconcile net loss to net cash used in
 operating activities:
               Loss allocated to minority interest                               (58,278)            (19,256)           (39,022)
               Depreciation and amortization                                      99,047              86,544             12,358
               Expenses paid through issuance of stock                           350,000             350,000                  0
(Increase) decrease in assets:
               Notes receivable                                                  (13,090)            (13,090)             1,075
               Inventory                                                               0                   0              1,089
               Prepaids & other current assets                                         0                   0              8,321
               Other assets                                                      (11,542)            (11,380)             3,098
Increase (decrease) in liabilities:
               Accounts payable                                                    5,884             (31,526)            37,161
                                                                             -----------         -----------          ---------
                                                                                (957,300)           (649,254)          (282,458)
                                                                             -----------         -----------          ---------


NET CASH USED BY INVESTING ACTIVITIES:

Purchase of furniture and equipment                                              (15,706)            (15,706)                 0
Patent registration costs (note 1.d.1))                                          (72,970)            (59,140)           (13,830)
                                                                             -----------         -----------          ---------
                                                                                 (88,676)            (74,846)           (13,830)
                                                                             -----------         -----------          ---------


NET CASH PROVIDED BY FINANCING ACTIVITIES:

Proceeds from stock offering, net of costs                                       691,470             605,879             58,549
Short-term loan proceeds                                                         355,000              30,000            325,000
                                                                             -----------         -----------          ---------
                                                                               1,046,470             635,879            383,549
                                                                             -----------         -----------          ---------
CHANGE IN CASH                                                                       494             (88,221)            87,261
CASH AT BEGINNING OF PERIOD                                                            0              88,715              1,454
                                                                             -----------         -----------          ---------
CASH AT END OF PERIOD                                                        $       494         $       494          $  88,715
                                                                             ===========         ===========          =========

NON-CASH FINANCING & INVESTING ACTIVITIES:

Purchase of net, non-cash assets of subsidiary
 for stock                                                                   $   336,423         $    97,347          $ 239,076
Short-term debt retired through issuance
 of stock                                                                    $   525,000         $   525,000          $       0



    The accompanying notes are an integral part of these financial statements

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                         Notes to financial statements


1. Summary of Accounting Policies:

a.  The Company:

Steroidogenesis Inhibitors International, Inc.(the Company) was incorporated as WEBX Media, Inc., in Nevada on March 26, 1996. The Company was originally organized to engage in the business of web page design for small businesses. The Company was not successful in launching its business and was substantially dormant through October 21, 1997, when it entered into an agreement to acquire approximately 90% of the stock of Steroidogenesis Inhibitors, Inc. (the Subsidiary), a Nevada corporation organized in September, 1994, which is engaged in the business of developing pharmaceuticals for the treatment of diseases related to deficiencies in the immune system. Subsequent to the acquisition, the Company changed its name and focus to completing the testing and marketing of Anticort, a trademarked, proprietory drug.

The Company is actively seeking additional capital to complete the testing required for FDA approval and an international patent filing. During 1998, the Company sold approximately 1,218,500 shares in an offering pursuant to Reg D
Section 506. At December 31, 1998, the Company has an offering under Section
504. Successful completion of the drug approval endeavors is dependent upon raising sufficient capital to continue its efforts..

b. Basis of Consolidation:

The accompanying financial statements include the accounts of the Company and its subsidiary, Steroidogenesis Inhibitors, Inc.

At December 31, 1997 and 1998, the Company owned approximately 88% and 98% of the stock of the Subsidiary, respectively. The Company intends to acquire the balance of the minority interest through exchanging its own stock for the remaining minority stock on a share for share basis. Remaining minority shares approximate 135,000 at December 31, 1998.

The acquisition of the Subsidiary occurred October 21, 1997. In accordance with generally accepted accounting principles, the results of the Subsidiary's operations through the acquisition date are not included in the consolidated operating statements.

c. Plant, Property, and Equipment:

Fixed assets purchased are recorded at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets. Depreciation expense was approximately $400 and $5,100 for the years ended December 31, 1997 and 1998, respectively.

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                         Notes to financial statements

d. Intangibles:

1) Legal fees associated with registering Anticort, and derivative patents are recorded at cost. Amortization, once the patent is approved, will be calculated using the straight-line method, over the estimated useful lives of the patents.

Clinical testing costs have and are being incurred pursuant to both registering the patent and securing FDA approval for Anticort. Such testing has been capitalized as patent registration costs.


2) Purchased technology rights are recorded at cost and are being amortized using the straight line method over the estimated useful life of the technology. Amortization of purchased technology was approximately $1,800 and $10,900 for the years ended December 31, 1997 and 1998, respectively.

3) Costs in excess of the identified net assets of the Subsidiary are recorded based upon the estimated fair market value of the stock issued to secure the ownership interest (See Note 2). Such costs are being amortized using the straight line method, over the estimated useful life of the technology rights acquired.

e. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


2. Acquisition of Subsidiary:

On October 21, 1997, the Company acquired approximately 88% of the outstanding stock of Steroidogenesis Inhibitors, Inc., by exchanging its stock on a share for share basis with the principal shareholders of the Subsidiary. At the time of the acquisition, liabilities of the Subsidiary exceeded the carrying value of its assets by approximately $310,000.

The fair market value of the acquired technology rights is contingent upon the outcome of events and circumstances. Such events and circumstances include but are not limited to sucessfully completing the patent process and the clinical testing for FDA approval, and actions of competitors. Because of the inherent uncertainty regarding such a valuation, management established the value of the Subsidiary as a derivative of the price for the Company's stock received in a Reg D offering made during 1996.

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                         Notes to financial statements

Acquired assets and liabilities are reflected in the accompanying balance sheet at their historic cost to the subsidiary less any applicable amortization expensed subsequent to the acquisition date. The difference between the purchase price and the net worth of the Susidiary at the acquisition date is reflected in the balance sheet as " Costs in excess of identified net assets of the subsidiary".

During 1998, the Company continued to exchange its stock to secure additional shares of the Subsidiary, acquiring an additional 10%. The Company's intention is to secure the balance of the minority shares through such stock exchanges.


3. Short-term borrowing:

The Company had a short-term borrowing without interest at December 31, 1998, for $30,000. The liability was satisfied by issuing 30,000 shares of common stock subsequent to the balance sheet date.


4. Deferred revenue:

The Subsidiary received $250,000 from Steroidogenesis Inhibitors Canada, Inc., (SI- Canada) for a licensing agreement prior to the acquisition date. The licensing agreement has a duration of ten years beginning with the date the drug is approved for use in Canada. Pursuant to the agreement, the Company has agreed to provide assistance in securing such approval.


5. Commitments and Contingencies:

The Company has contracted with the Aids Research Alliance to perform clinical testing required pursuant to the Company's efforts to secure FDA approval for Anticort. Approximately $227,000 of the $650,000 contract was paid during March 1999. The Company is seeking additional capital to complete the contract payments.

The Company engaged an investor relations consultant in exchange for 200,000 shares of stock, 100,000 of which was issued by December 31, 1998. The balance was issued subsequent to the balance sheet date.

The Company made office space rental payments of approximately $16,000 during 1998, pursuant to an agreement expiring during 1999. Subsequent to the balance sheet date, the Company entered into a three-year lease for office space calling for payments of $22,270, $32,080, $33,032, and $11,116, for 1999 through 2002, respectively.

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                         Notes to financial statements


6. Income taxes:

Both the Company and its Subsidiary have incurred substantial tax losses since inception. Realization of the tax benefits of such are dependent upon future taxable income within the period of time permitted by the tax code (20 years from the year of loss). Because future earnings are uncertain, the future benefits of carryforward losses have not been accrued.


7. Stock transactions:

a. Stock warrants and options:

At December 31, 1998, the Company had outstanding options for 1,000,000 shares with an exercise price of $5.00 per share through February, 2002. Also, there are 1,218,500 outstanding, callable warrants with an exercise price of $5.00 per share. These warrants expire December, 1999, and are callable at $.01 per share.

The Subsidiary has outstanding options for 100,000 shares at an exercise price of $3.50 per share which expire June, 1999.

b. Stock as compensation:

The Company issues stock as compensation, valuing such issues premised upon the fair market value of the stock or the services, whichever is more clearly determinable.

During 1997, the Company issued 1,000,000 shares as compensation for services relating to the acquisition. These services were recorded at approximately $46,500.

During 1998, the Company issued 400,000 shares as compensation. These shares were recorded at $350,000.

c. Stock option plan

The Company has a stock option plan under which 2,500,000 shares are reserved. At December 31, 1998, no options have been granted pursuant to the plan.

d. Other:

Subsequent to the balance sheet date, the Company issued approximately 3,000,000 shares of stock. Nearly 90% of that stock was placed in escrow pertaining to raising capital through convertible debentures. Through such, the Company secured $400,000, half of which was retired through converting 290,924 escrowed shares.

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                         Notes to financial statements

The balance of the stock issued through the report date was for cash, in settlement of short-term borrowings, or as compensation.


8. Related party transactions:

The Subsidiary purchased the technology rights (Note 1.d.2) from an entity controlled by the president of the Company for $108,968. SI-Canada, subsequent to securing the licensing agreement with the Company (Note 4), issued 300,000 share to the president of the Company. Also, during 1998, consulting fees of $24,000 were paid to an entity owned by a family member of the president.

A director and officer of the Company owns the investment company which received 1,000,000 shares and options as compensation for consulting pursuant to the acquisition.

Directors of the Company received 300,000 shares of compensation for consulting services during 1998 which were valued at $300,000.


9. Risks and uncertainties:

Marketability of the product is dependent, among other things, upon securing additional capital to successfully complete the clinical testing of the product, securing FDA approval, and procurement of viable patents.

                           STEROIDOGENESIS INHIBITORS
                               INTERNATIONAL, INC.

                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                   (UNAUDITED)

                              March 31, 1999 & 1998

                               TABLE OF CONTENTS



Consolidated Interim Balance Sheets (unaudited) as
     of March 31, 1999 & 1998.                                         3

Consolidated Interim Statements of Operations (unaudited)
     for the Three Months Ended March 31, 1999 & 1998.                 4

Consolidated Interim Statements of Stockholder's Equity
     (unaudited) for the Three Months Ended March 31, 1999 & 1998.     5

Consolidated Interim Statements of Cash Flows (unaudited)
     for the Three Months Ended March 31, 1999 & 1998.                 6

Notes to Interim Statements.                                           7 - 11

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                      CONSOLIDATED, INTERIM BALANCE SHEETS
                                   (UNAUDITED)
                              MARCH 31, 1999 & 1998


                                                           ASSETS                   1999                1998
                                                                                 -----------        -----------

CURRENT ASSETS:
Cash                                                                             $     3,562        $   258,322
Note receivable-related party (note 8)                                                14,298                  0
                                                                                 -----------        -----------
                                                                                      17,860            258,322
                                                                                 -----------        -----------

FIXED ASSETS:
Furniture & fixtures, at cost                                                         29,216             13,510
Accumulated depreciation                                                             (11,993)            (6,358)
                                                                                 -----------        -----------
                                                                                      17,223              7,152
                                                                                 -----------        -----------

 OTHER ASSETS:
Patent registration/ testing costs (note 1.d.1)                                      326,782             40,756
Purchased  technology rights, net of accumulated
   amortization of $15,437 & $ 4,431 (notes 1&2)                                      93,532            104,428
Costs in excess of identified net assets of subsidiary, net of accumulated amortization of $98,259 & $25,929
   (notes 1& 2)                                                                      606,794            606,114
Other                                                                                 30,006                180
                                                                                 -----------        -----------
                                                                                   1,057,114            751,478
                                                                                 -----------        -----------

TOTAL ASSETS                                                                     $ 1,092,197        $ 1,016,952
                                                                                 ===========        ===========

                                                           LIABILITIES

CURRENT LIABILITIES:
Accounts payable and accrued expenses                                            $    17,431        $    30,863
Short-term borrowing (note 3)                                                        200,000            695,000
                                                                                 -----------        -----------
                                                                                     217,431            725,863

LONG-TERM LIABILITIES
Deferred revenue (note 4)                                                            250,000            250,000
                                                                                 -----------        -----------
                                                                                     467,431            975,863
                                                                                 -----------        -----------
COMMITMENTS (note 5)

SHAREHOLDERS' EQUITY:
Common stock, 25,000,000 share authorized at .001 par,
   10,580,636 issued and outstanding (note 7)                                         10,581              8,065
Paid in capital in excess of par, net of offering costs                            2,258,361            551,842
Accumulated deficit                                                               (1,608,909)          (446,400)
Minority interest in subsidiary                                                      (35,267)           (72,418)
                                                                                 -----------        -----------
                                                                                     624,766             41,089
                                                                                 -----------        -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                       $ 1,092,197        $ 1,016,952
                                                                                 ===========        ===========


 See accompanying notes to the consolidated, interim financial statements (unaudited)

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                 CONSOLIDATED, INTERIM STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                           FOR THE THREE MONTHS ENDED
                              MARCH 31, 1999 & 1998

                                                           1999         1998
                                                        ----------   ----------

REVENUES:                                               $        0   $        0
                                                        ----------   ----------


EXPENSES:


General & administrative                                   263,360      121,418
Depreciation and amortization                               21,643       19,293
                                                        ----------   ----------
                                                           285,003      140,711
                                                        ----------   ----------

Net loss, prior to allocation to minority interest        (285,003)    (140,711)


Loss allocated to minority interest                          5,415       13,086
                                                        ----------   ----------


      Net loss                                          $ (279,588)  $ (127,625)
                                                        ==========   ==========



                   See accompanying notes to the consolidated,
                    interim financial statements (unaudited)

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
            CONSOLIDATED, INTERIM STATEMENTS OF STOCKHOLDERS' EQUITY
                                   (UNAUDITED)
                           FOR THE THREE MONTHS ENDED
                              MARCH 31, 1999 &1998


                                                                Number     Par Value                                     Total
                                                                  of        Common         Paid in         Offering     Paid in
                                                                Shares      Stock          Capital          Costs       Capital
                                                              ---------    ---------     ----------       ---------    ----------
December 31, 1997                                             7,689,690     $ 7,690      $  362,791       $  (9,258)   $  353,533

Continuing acquisition of subsidiary                            175,010         175           7,916                         7,916

Shares issued in cancellation of debt                           200,000         200         199,800          (9,407)      190,393

Net loss for the three months ended March 31, 1998
                                                             ----------     -------      ----------       ---------    ----------

March 31, 1998                                                8,064,700     $ 8,065      $  570,507       $ (18,665)   $  551,842
                                                             ==========     =======      ==========       =========    ==========

December 31, 1998                                            10,004,212     $10,005      $1,961,341       $ (96,879)   $1,864,462

Stock as  compensation                                          210,500         210         160,290                       160,290

Stock for cash                                                   45,000          45          44,955         (13,140)       31,815

Shares issued in cancellation of debt                           320,924         321         229,679         (27,885)      201,794

Net loss for the three months ended March 31, 1999
                                                             ----------     -------      ----------       ---------    ----------

March 31, 1999                                               10,580,636     $10,581      $2,396,265       $(137,904)   $2,258,361
                                                             ==========     =======      ==========       =========    ==========

[RESTUBBED]

                                                                            Minority        Total
                                                             Retained      Interest in   Shareholders'
                                                             Earnings      Subsidiary       Equity
                                                            -----------    ----------    ------------
December 31, 1997                                           $  (318,775)   $  (75,578)   $    (33,130)

Continuing acquisition of subsidiary                                           16,246          24,337

Shares issued in cancellation of debt                                                         190,593

Net loss for the three months ended March 31, 1998             (127,625)      (13,086)       (140,711)
                                                            -----------    ----------    ------------

March 31, 1998                                              $  (446,400)   $  (72,418)   $     41,089
                                                            ===========    ==========    ============

December 31, 1998                                           $(1,329,321)   $  (29,852)   $    515,294

Stock as  compensation                                                                        160,500

Stock for cash                                                                                 31,860

Shares issued in cancellation of debt                                                         202,115

Net loss for the three months ended March 31, 1999             (279,588)       (5,415)       (285,003)
                                                            -----------    ----------    ------------

March 31, 1999                                              $(1,608,909)   $  (35,267)   $    624,766
                                                            ===========    ==========    ============



 See accompanying notes to the consolidated, interim financial statements (unaudited)

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                 CONSOLIDATED, INTERIM STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                           FOR THE THREE MONTHS ENDED
                              MARCH 31, 1999 & 1998




                                                                        1999         1998
                                                                     ---------    ---------
NET CASH USED BY OPERATING ACTIVITIES:

Net loss                                                            $(279,588)    $(127,625)
Adjustments to reconcile net loss to net cash used in
operating activities:
               Loss allocated to minority interest                     (5,415)      (13,086)
               Depreciation and amortization                           21,643        19,293
               Expenses paid through issuance of stock                160,500             0
(Increase) decrease in assets:
               Notes receivable                                        (1,208)            0
               Prepaids & other current assets                        (18,479)            0
Increase (decrease) in liabilities:
               Accounts payable                                       (51,474)      (69,568)
                                                                     ---------    ---------
                                                                     (174,021)     (190,986)
                                                                     ---------    ---------

NET CASH USED BY INVESTING ACTIVITIES:

Purchase of furniture and equipment                                         0             0
Patent registration costs (note 1.d.1))                              (226,886)            0
                                                                     ---------    ---------
                                                                     (226,886)            0
                                                                     ---------    ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES:

Proceeds from stock offering, net of costs                             31,860        (9,407)
Short-term loan proceeds                                              372,115       370,000
                                                                     ---------    ---------
                                                                      403,975       360,593
                                                                     ---------    ---------
CHANGE IN CASH                                                          3,068       169,607
CASH AT BEGINNING OF PERIOD                                               494        88,715
                                                                     ---------    ---------
CASH AT END OF PERIOD                                               $   3,562     $ 258,322
                                                                     =========    =========
NON-CASH FINANCING & INVESTING ACTIVITIES:

Acquisition of subsidiary for stock                                 $       0     $  24,337
Short-term debt retired through issuance
 of stock                                                           $ 230,000     $ 200,000



 See accompanying notes to the consolidated, interim financial statements (unaudited)

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
         Notes to consolidated, interim financial statements (unaudited)





1. Summary of Accounting Policies:

a.  The Company:

Steroidogenesis Inhibitors International, Inc.(the Company) was incorporated as WEBX Media, Inc., in Nevada on March 26, 1996. The Company was originally organized to engage in the business of web page design for small businesses. The Company was not successful in launching its business and was substantially dormant through October 21, 1997, when it entered into an agreement to acquire approximately 90% of the stock of Steroidogenesis Inhibitors, Inc. (the Subsidiary), a Nevada corporation organized in September, 1994, which is engaged in the business of developing pharmaceuticals for the treatment of diseases related to deficiencies in the immune system. Subsequent to the acquisition, the Company changed its name and focus to completing the testing and marketing of Anticort, a trademarked, proprietory drug.

The Company is actively seeking additional capital to complete the testing required for FDA approval and an international patent filing. Successful completion of the drug approval endeavors is dependent upon raising sufficient capital to continue its efforts.

b. Basis of Consolidation:

The accompanying financial statements include the accounts of the Company and its subsidiary, Steroidogenesis Inhibitors, Inc.

At March 31, 1999 and 1998, the Company owned approximately 90% and 98% of the stock of the Subsidiary, respectively. The Company intends to acquire the balance of the minority interest through exchanging its own stock for the remaining minority stock on a share for share basis. Remaining minority shares approximate 134,000 at March 31, 1999.


c. Plant, Property, and Equipment:

Fixed assets purchased are recorded at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets. Depreciation expense was approximately $1,258 and $753 for the three months ended March 31, 1999 and 1998, respectively.

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
         Notes to consolidated, interim financial statements (unaudited)




d. Intangibles:

1) Legal fees associated with registering Anticort, and derivative patents are recorded at cost. Amortization, once the patent is approved, will be calculated using the straight-line method, over the estimated useful lives of the patents.

Clinical testing costs have and are being incurred pursuant to both registering the patent and securing FDA approval for Anticort. Such testing has been capitalized as patent registration costs.

2) Purchased technology rights are recorded at cost and are being amortized using the straight line method over the estimated useful life of the technology. Amortization of purchased technology was approximately $2,724 for the three months ended March 31, 1999 and 1998.

3) Costs in excess of the identified net assets of the Subsidiary are recorded based upon the estimated fair market value of the stock issued to secure the ownership interest (See Note 2). Such costs are being amortized using the straight line method, over the estimated useful life of the technology rights acquired.

e. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


2. Acquisition of Subsidiary:

On October 21, 1997, the Company acquired approximately 88% of the outstanding stock of Steroidogenesis Inhibitors, Inc., by exchanging its stock on a share for share basis with the principal shareholders of the Subsidiary. At the time of the acquisition, liabilities of the Subsidiary exceeded the carrying value of its assets by approximately $310,000.

The fair market value of the acquired technology rights is contingent upon the outcome of events and circumstances. Such events and circumstances include but are not limited to sucessfully completing the patent process and the clinical testing for FDA approval, and actions of competitors. Because of the inherent uncertainty regarding such a valuation, management established the value of the Subsidiary as a derivative of the price for the Company's stock received in a Reg D offering made during 1996.

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
         Notes to consolidated, interim financial statements (unaudited)


Acquired assets and liabilities are reflected in the accompanying balance sheet at their historic cost to the subsidiary less any applicable amortization expensed subsequent to the acquisition date. The difference between the purchase price and the net worth of the Susidiary at the acquisition date is reflected in the balance sheet as " Costs in excess of identified net assets of the subsidiary".

During 1998, the Company continued to exchange its stock to secure additional shares of the Subsidiary, acquiring an additional 10%. The Company's intention is to secure the balance of the minority shares through such stock exchanges.


3. Short-term borrowing:

The Company had short-term borrowings without interest at March 31, 1998, for $695,000 representing proceeds for stock purchases for which the stock had not yet been issued. The liability was satisfied by issuing the shares subsequent to the balance sheet date.

At March 31, 1999, the Company had convertible debentures totalling $200,000. The debentures were converted for stock subsequent to the balance sheet date.

4. Deferred revenue:

The Subsidiary received $250,000 from Steroidogenesis Inhibitors Canada, Inc., (SI- Canada) for a licensing agreement prior to the acquisition date. The licensing agreement has a duration of ten years beginning with the date the drug is approved for use in Canada. Pursuant to the agreement, the Company has agreed to provide assistance in securing such approval.


5. Commitments and Contingencies:

The Company has contracted with the Aids Research Alliance to perform clinical testing required pursuant to the Company's efforts to secure FDA approval for Anticort. Approximately $227,000 of the $650,000 contract was paid during March,1999. The Company is seeking additional capital to complete the contract payments.

The Company made office space rental payments of approximately $6,800 during the three months ended March 31, 1999 and 1998, pursuant to an agreement expiring during 1999. Subsequent to the balance sheet date, the Company entered into a three-year lease for office space calling for payments of $22,270, $32,080, $33,032, and $11,116, for 1999 through 2002, respectively.

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
         Notes to consolidated, interim financial statements (unaudited)

6. Income taxes:

Both the Company and its Subsidiary have incurred substantial tax losses since inception. Realization of the tax benefits of such are dependent upon future taxable income within the period of time permitted by the tax code (20 years from the year of loss). Because future earnings are uncertain, the future benefits of carryforward losses have not been accrued.


7. Stock transactions:

a. Stock warrants and options:

At March 31, 1999, the Company had outstanding options for 1,000,000 shares with an exercise price of $5.00 per share through February, 2002. Also, there are 1,218,500 outstanding, callable warrants with an exercise price of $5.00 per share. These warrants expire December, 1999, and are callable at $.01 per share.

The Subsidiary has outstanding options for 100,000 shares at an exercise price of $3.50 per share which expire June, 1999.

b. Stock as compensation:

The Company issues stock as compensation, valuing such issues premised upon the fair market value of the stock or the services, whichever is more clearly determinable.

During the three months ending March 31, 1999, the Company issued 210,500 shares as compensation. These shares were recorded at $160,500.

c. Stock option plan

The Company has a stock option plan under which 2,500,000 shares are reserved. At March 31, 1999, no options have been granted pursuant to the plan.

d. Other:

During the three months ended March 31, 1999, the Company issued approximately 3,000,000 shares of stock. Nearly 90% of that stock was placed in escrow pertaining to raising capital through convertible debentures. Through such, the Company secured $400,000, half of which was retired through converting 290,924 escrowed shares. These shares are reflected as "issued and outstanding shares".

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
         Notes to consolidated, interim financial statements (unaudited)

The balance of the stock issued through March 31,1999, was for cash, in settlement of short-term borrowings, or as compensation.


8. Related party transactions:

The Subsidiary purchased the technology rights (Note 1.d.2) from an entity controlled by the president of the Company for $108,968. SI-Canada, subsequent to securing the licensing agreement with the Company (Note 4), issued 300,000 share to the president of the Company. Also, during the three months ending March 31, 1999 and 1998, consulting fees of $6,000 were paid to an entity owned by a family member of the president.


9. Risks and uncertainties:

Marketability of the product is dependent, among other things, upon securing additional capital to successfully complete the clinical testing of the product, securing FDA approval, and procurement of viable patents.

                                    PART III


Item 1.  Index to Exhibits

Exhibit No. Description                                                Page No.

2.1         Agreement and Plan of Reorganization
3.1         Articles of Incorporation, as amended
3.2         By-Laws
4.1         Form of common stock certificate
4.2         Form of common stock purchase warrant*
4.3         Warrant Agency Agreement*
4.4         The Webx Media, Inc., 1997 Stock Option Plan
10.1        License Agreement between Cortisol Medical
            Research, Inc., and Steroidogenesis Inhibitors,
            Inc., dated September 6, 1994
10.2        Exclusive Licensing Agreement between Steroidogenesis
            Inhibitors, Inc., and Steroidogenesis Inhibitors Canada, dated February 10, 1996
10.3        Consulting Agreement between Performance
            Strategies,  Inc., and the Company dated July 15, 1998
10.4        Form of Consulting Agreement between The Augustine
            Equity Fund and the Company dated December 17, 1999
10.5        Agreement between AIDS Research Alliance Agreement
            and the Company dated March 5, 1999
10.6        Form of Consulting Agreement between Lexxus Capital
            and the Company dated May 14, 1999
10.7        Assignment between Alfred T. Sapse, M.D., and
            Steroidogenesis Inhibitors International dated July 15, 1999
10.8        Assignment between Steroidogenesis Inhibitors,
            Inc., and the Company dated July 15, 1999
-----------------
*        To be filed by amendment


Item 2.  Description of Exhibits

         None.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  STEROIDOGENESIS INHIBITORS INTERNATIONAL


Dated: July 17, 1999              By: /s/ Alfred T. Sapse
       ---------------               -----------------------------------------
                                      Alfred T. Sapse, President and Director

                                INDEX TO EXHIBITS

Exhibit No.         Description
-----------         -----------

2.1         Agreement and Plan of Reorganization
3.1         Articles of Incorporation, as amended
3.2         By-Laws
4.1         Form of common stock certificate
4.2         Form of common stock purchase warrant*
4.3         Warrant Agency Agreement*
4.4         The Webx Media, Inc., 1997 Stock Option Plan
10.1        License Agreement between Cortisol Medical
            Research, Inc., and Steroidogenesis Inhibitors,
            Inc., dated September 6, 1994
10.2        Exclusive Licensing Agreement between Steroidogenesis
            Inhibitors, Inc., and Steroidogenesis Inhibitors Canada, dated February 10, 1996
10.3        Consulting Agreement between Performance
            Strategies,  Inc., and the Company dated July 15, 1998
10.4        Form of Consulting Agreement between The Augustine
            Equity Fund and the Company dated December 17, 1999
10.5        Agreement between AIDS Research Alliance Agreement
            and the Company dated March 5, 1999
10.6        Form of Consulting Agreement between Lexxus Capital
            and the Company dated May 14, 1999
10.7        Assignment between Alfred T. Sapse, M.D., and
            Steroidogenesis Inhibitors International dated July 15, 1999
10.8        Assignment between Steroidogenesis Inhibitors,
            Inc., and the Company dated July 15, 1999
-----------------
*        To be filed by amendment